UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File No. 333-204968

Poseidon Containers Holdings Corp.
(Exact name of registrant as specified in its charter)
c/o Technomar Shipping Inc. 3-5 Menandrou Street 14561, Kifissia Athens, Greece Tel: 001-30-210-6233670
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
Common Stock, par value $0.01 per share
(Title of each class of securities covered by this Form)
NONE
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:	One (1)
Pursuant to the requirements of the Securities Exchange Act of 1934, Poseidon Containers Holdings Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
Date:	November 12, 2015	POSEIDON CONTAINERS HOLDINGS CORP.

		By:	/s/ George Giouroukos
		Name:	George Giouroukos
		Title:	Chief Executive Officer